ALLY AUTO ASSETS LLC

200 Renaissance Center

Detroit, Michigan 48265

November 6, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Folake Ayoola

Re:	Ally Auto Assets LLC (the “Registrant”) Registration Statement on Form SF-3 (SEC File No. 333-204844) Filed June 9, 2015, and as Amended on August 14, 2015, September 24, 2015, October 22, 2015, October 30, 2015 and November 6, 2015

Ladies and Gentlemen:

The Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), to 4:00 p.m., Eastern time on November 9, 2015 or as soon as possible thereafter.

The Registrant hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, with respect to the Registration Statement, the Registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Registrant further acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant also acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Janette A. McMahan of Kirkland & Ellis LLP, special counsel to the Registrant, at (212) 446-4754 as soon as the Registration Statement has been declared effective.

Very truly yours,

ALLY AUTO ASSETS LLC

By:	/s/ Ryan C. Farris
Name:	Ryan C. Farris
Its:	President